04044562

AR/S

THE ST. LAWRENCE SEAWAY CORPORATION

2004

ANNUAL REPORT

TO SHAREHOLDERS

P.E. 3/31/04

September 2004

Dear Shareholders:

During fiscal 2004 St. Lawrence Seaway, through its investment in T-3 Therapeutics, continued on its strategic course of developing novel pharmaceuticals to mitigate the harmful effects of hyperthyroidism and cardiovascular disease. We also completed in 2004 our investment in the NYU research partnership we set up two years ago to help fund research into the causes and potential cures of prostate cancer.

T-3 Therapeutics's drug development agreement with West Pharmaceutical Services remains on track and made steady progress in 2004. West is developing for T-3 Therapeutics a sustained release version of Tri-iodothyronine thyroid hormone (T-3) for the treatment of heart and thyroid disease. West has completed the formulation of two potential versions of T-3, and large animal trials as a proof of concept have begun in the summer of 2004 with results expected in the fall. T-3 Therapeutics continues to explore potential strategic partnering and marketing agreements with large pharmaceutical companies who would manufacture and market a finished T-3 sustained release drug.

St. Lawrence Seaway will continue to monitor its investment in the NYU research partnership as they make progress towards their goal of identifying possible human genetic causes of and cures for prostate cancer. We are encouraged by the progress T-3 Therapeutics and NYU have made, but remain mindful of the considerable additional time and effort needed to reach our final goal of marketable pharmaceuticals.

We will keep you updated on our efforts, and, as always, we appreciate our shareholders' support.

Sincerely,

Joel M. Greenblatt
Chairman of the Board

United States Securities and Exchange Commission
Washington, D.C. 20549

FORM 10-K

X Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2004

or

_ Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from ____________ to ___________

Commission file number: 0-2040

THE ST. LAWRENCE SEAWAY CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Indiana (State or Other Jurisdiction of Incorporation or Organization)	35-1038443 (I.R.S. Employer Identification No.)
320 N. Meridian St., Suite 818 Indianapolis, Indiana (Address of Principal Executive Offices)	46204 (Zip Code)

(317) 639-5292
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Title of class
Common Stock, par value $1.00 per share

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [x] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. Yes [x] No [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes [ ] No [X]

The aggregate market value of common stock held by non-affiliates of the registrant as of September 30, 2003 was approximately $507,419.

The number of shares of common stock of the registrant outstanding as of June 28, 2004 was 393,735.

THE ST. LAWRENCE SEAWAY CORPORATION

PART I

Item 1 - Business

The St. Lawrence Seaway Corporation (the "Company") is an Indiana corporation organized on March 31, 1959. Prior to 1998, the Company principally engaged in farming, timber, harvesting and other traditional agricultural activities. The Company is currently engaged in investing in drug development programs and in evaluating other alternatives to its former business, including continuing its evaluation of operating companies for acquisition, merger or investment. Pending any such transaction, the Company will continue its practice of maintaining any cash assets in relatively liquid interest/dividend bearing money market investments. Eventually such assets may be used for an acquisition or for a partial payment of an acquisition or for the commencement of a new business. In the event the follow-on contribution of $750,000 in T3 Therapeutics LLC is required to be made following preliminary FDA approval, the Company will need to raise additional funds to meet its obligation, either through borrowings or the issuance of additional equity interests in the Company.

Research Funding. In recent years, the Company has examined several investment and acquisition opportunities in technology and Internet-related fields, but ultimately determined that they were not suitable for the Company. The Company has broadened its search to opportunities to participate in funding the development of pharmaceuticals and health-related products. The following is a summary of the two ventures the Company has entered into.

In January 2002, the Company entered into a Research Funding Agreement with New York University School of Medicine, New York, New York, under which the Company provided funding for the further development of certain NYU medical discoveries and technology, in return for which the Company is entitled to receive license fees from the future commercial uses of such discoveries. Such technology is subject to pending NYU patent applications and generally relates to treatment of certain prostate enlargements and prostate cancers. Under the Research Funding Agreement, the Company agreed to provide research funding of $25,000 for each of eight calendar quarters, in exchange for which the Company is entitled to receive 1.5% of future license revenues from the sale, license or other commercialization of the patents. The first payment was made in connection with the execution of the Research Funding Agreement in January 2002. The Company had the option to provide additional funds for up to three additional years of development, in exchange for which the Company's share of license revenue from the patents would increase to a maximum of 3.75%. The Company did not exercise this option. Development and commercialization of the patents is highly speculative and subject to numerous scientific, financial, practical and commercial uncertainties. There can be no assurances that the Company will receive any license revenues as a result of this Research Funding Agreement.

In a separate matter, the Company entered into a joint venture agreement as of June 25, 2002 under which it has provided development funding to a newly-formed private limited liability company, T3 Therapeutics, LLC (the "Development Company"), for specified drug treatment protocols for thyroid and cardiovascular disease, in exchange for an equity interest in the Development Company. Such treatments are in early stage development and involve the use of novel formulations of hormones, delivered in controlled release formulations. Funding provided by the Company is being used for the purpose of financing development of new formulations of such hormones, and to conduct animal and human clinical trials. Research has been initiated by the Development Company, which has been founded by physicians at a major metropolitan New York City area hospital. Under the agreement, the Company acquired, subject to adjustment, a 12.5% ownership stake in the Development Company, in exchange for development funding of $750,000, for use over an approximately two-year period. The agreement provides for a follow-on contribution of an additional $750,000 if certain preliminary FDA testing approvals are secured, with a corresponding increase in the Company's ownership stake to 25% of the Development Company. If the product is licensed by the Development Company to a pharmaceutical partner, the Company will be entitled to a portion of the Development Company's resulting royalties and progress payments. The amount of ownership to be received by the Company is subject to adjustment, based upon (i) ownership and license arrangements that the Development Company makes with laboratories that provide research and formulation expertise and products, (ii) development or licensing transactions or (iii) other sources of financing. The Company loaned the Development Company $40,000 in connection with entering into the letter of intent relating to the joint venture agreement; the $40,000 note was cancelled and was credited toward the Company's initial $750,000 contribution. Development and commercialization of the treatment protocols is highly speculative and subject to numerous scientific, practical, financial and commercial uncertainties. There can be no assurances that the Company will receive any royalties or progress payments, or that the value of its ownership stake in the Development Company will increase or even maintain its current value.

In March 2003, the Development Company entered into a development and worldwide licensing agreement with West Pharmaceutical Services, Inc. for the development and commercialization of an oral sustained release formulation of liothyronine. Under the terms of the agreement, West will receive milestone payments for the successful completion of various development activities throughout the program. West will also receive royalty payments based on commercial sales if the product is granted regulatory approval. The Development Company will receive certain licenses necessary to develop and sell products incorporating West's sustained release delivery technology. The Development Company paid an up-front license fee of $150,000 in addition to the milestone and royalty payments that may become payable depending on the success of the project. The Development Company will pay all costs associated with the development program, which are currently estimated to total $600,000 over the life of the development program, which is expected to be at least two years.

The initial formulation research conducted by West Pharmaceuticals for the Development Company has been completed and two prototype formulations have been developed. Initial prototype stability studies have been completed, but the prototypes exhibited some instability at high temperatures and high humidity. Large animal trials as proof of concept are expected to begin late summer 2004 and conclude in the fall of 2004. Discussions between the Development Company and a large biotechnology company concluded unsuccessfully with no minority investment agreement being reached. However, the Development Company continues to search for and have discussions with pharmaceutical companies that through a licensing agreement would provide manufacturing, marketing and distribution services for the Development Company's thyroid and cardiovascular protocols.

Activities during Fiscal Year 2001. During part of the fiscal year ended March 31, 2001, the Company was still the record owner of one parcel of agricultural real estate in Northern Indiana comprising approximately 195 acres. This real estate, known as Schleman Farm, was primarily devoted to farming activities under the cash lease method of operation. The cash lease method of operation involves the leasing of the property to farmers who are directly responsible for the operation of the farm and who paid the Company a rental fee covering a ten-month period for the use of the property for farming and related activities. The Company generally received these rental payments at one time or in semi-annual installments. Real estate taxes and other minor expenses, such as insurance, were the responsibility of the Company in some instances.

The Company engaged the services of a farm management company, Halderman Farm Management Service, Inc., of Wabash, Indiana ("Halderman"). Under the contract, Halderman managed, and was responsible for the negotiation of all leases, tenant contracts, and general operations and programs of the Schleman Farm. Halderman was compensated on a quarterly per-acre fee basis. It had managed the current and former farm properties of the Company for more than ten years.

On February 23, 2000, the Company conducted a real estate auction and entered into definitive purchase and sale agreements with seven non-affiliated, individual purchasers for the sale of all of the Company's remaining agricultural real estate in Northern Indiana. The real estate was sold at auction for an aggregate gross sales price of $567,500. Halderman assisted the Company with the auction of the Schleman Farm and received a 5% commission on the sale thereof, as well as a co-broker's fee on the sale of one parcel. Advertising expenses for the auction paid by Halderman were reimbursed thereto by the Company from the proceeds of the sale of the property. At closing, an aggregate $13,225 price reduction was made due to acreage corrections revealed by the survey delivered at closing and due to deletion from the sale property of an electrical substation not owned by the Company. All sales were closed as of June 14, 2000, and net proceeds of $506,510 were delivered to the Company as of that date.

Financing Arrangements. The Company currently has no debt for borrowed funds or similar obligations or contingencies. The Company may incur debt of an undetermined amount to effect an acquisition or commence a new business. The Company does not have a formal arrangement with any bank or financial institution with respect to the availability of financing in the future. In the event the follow-on contribution of $750,000 in the Development

Company is required to be made following preliminary FDA approval, the Company will need to raise additional funds to meet its obligation, either through borrowings or the issuance of additional equity interests in the Company.

Licenses and Trademarks, etc. The business of the Company is not currently dependent upon any patent, trademark, franchise or license.

Governmental Regulation. The Company believes it is in compliance with all federal, state and local regulations.

Employees. The Company has no employees at this time. Mr. Jack C. Brown, a Director and Secretary of the Company receives a monthly fee of $500 for administrative services that he renders to the Company. Such fee is paid pursuant to a month to month arrangement. Part-time secretarial and bookkeeping services are provided to the Company by an employee of a management company with whom the Company shares office space.

Item 2 – Properties.

At March 31, 2004, the Company did not own any real estate.

Item 3 - Legal Proceedings.

The Company is not a party to any material pending legal proceedings.

Item 4 - Submission of Matters to a Vote of Security Holders.

Not applicable.

PART II

Item 5 - Market For the Company's Common Equity and Related Stockholder Matters.

Market Information. The Company's common stock is not currently listed for trading on any exchange. The following table sets forth the high and low sales price for each quarterly period during the fiscal years 2004 and 2003, as reported by the OTC Bulletin Board. The common stock is quoted under the ticker symbol "STLS." Such price data reflects inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

Fiscal Year	Quarter	High	Low
2004	First	$2.00	$1.20
	Second	$1.60	$1.25
	Third	$3.80	$1.30
	Fourth	$2.75	$2.05
2003	First	$4.50	$2.40
	Second	$2.75	$2.30
	Third	$2.95	$2.00
	Fourth	$2.75	$2.00

Securities Authorized for Issuance Under Equity Compensation Plan

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities referenced in column (a)) (c)
Equity compensation plans approved by security holders...........	15,000	$3.00	--
Equity compensation plans not approved by security holders...........	--	--	--

Dividends. It is the present policy of the Board of Directors of the Company to retain earnings, if any, to finance the future expansion of the Company. No cash dividends were paid this year and no cash dividends are expected to be paid in the future.

Number of Stockholders. As of June 25, 2004, there were approximately 1,200 holders of record of the Company's common stock.

Item 6 - Selected Financial Data

The following table sets forth selected financial information with respect to the Company at or for the five fiscal years ended March 31, 2004. All information set forth in the following table should be read in connection with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in conjunction with the Company's audited Financial Statements and Notes thereto appearing elsewhere in this Report.

	For the Fiscal Year Ended March 31,				
	2004	**2003**	**2002**	**2001**	**2000**
Revenues:			**(restated)**		
Farm rentals	$ --	$ --	$ --	$ --	$ 8,208
Interest & dividends	2,531	9,205	39,227	79,540	49,244
Sales of land	--	--	--	392,235	--
Total revenues	2,531	9,205	39,227	471,775	57,452
Costs & Expenses:					
Farm related operating costs	--	--	--	--	833
Depreciation	--	--	--	--	1,111
Research investment-NYU	--	--	200,000	--	--
Consulting fees	6,000	17,000	6,000	6,000	6,000
General and administrative	95,055	99,543	124,888	85,585	88,034
Total operating expenses	101,055	116,543	330,888	91,585	95,978
Income (loss) before income taxes	(98,524)	(107,338)	(291,661)	380,190	(38,526)
Income tax expense (benefit)	124	--	449	7,594	573
Net income (loss)	$(98,648)	$(107,338)	$(292,110)	$ 372,596	$ (39,099)
Income (loss) per common share	$ (0.25)	$ (0.27)	$ (0.74)	$ 0.95	$ (0.10)
Weighted average number of common shares outstanding	393,735	393,735	393,735	393,735	393,735

	At March 31,				
	2004	**2003**	**2002**	**2001**	**2000**
Balance Sheet Data:		**(restated)**	**(restated)**		
Total assets	$996,302	$1,204,878	$1,400,214	$1,491,692	$1,123,040
Total liabilities	17,547	127,475	215,473	14,841	18,785
Shareholders' equity	978,755	1,077,403	1,184,741	1,476,851	1,104,255

Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations.

You should read the following discussion and analysis of the Company's financial condition and results of operations together with the Company's financial statements and related notes included elsewhere in this report. The notes to the financial statements set forth the Company's critical accounting policies, including policies related to asset valuation. These policies are summarized below under "Critical Accounting Policies."

Restatement. The Company is restating its financial statements for the first, second and third quarters of fiscal 2004 and for the year ended March 31, 2003. The restatement is reported in this Annual Report on Form 10-K and will be reported in amendments to the Company's Quarterly Reports on Form 10-Q for the quarterly periods ended June 30, 2003, September 30, 2003 and December 31, 2003.

The Company is restating its financial statements as it has determined that the Research Funding Agreement with the New York University School of Medicine, originally accounted for as an investment, should be treated as research and development costs and expensed accordingly, pursuant to paragraph 12 of SFAS No. 2, "Accounting for Research and Development Costs." Therefore, a $200,000 charge has been included in the statements of income for the year ended March 31, 2002.

Funding Agreements. Please see "Item 1 – Business – Research Funding" for a description of developments relating to funding agreements that the Company entered into in the fourth quarter of fiscal 2002 and the first quarter of fiscal 2003.

Results of Operations for the Fiscal Year Ended March 31, 2004 as Compared to the Fiscal Year Ended March 31, 2003

Interest and dividend income decreased by $6,674, or 72.5%, from $9,205 for the fiscal year ended March 31, 2003 to $2,531 for the fiscal year ended March 31, 2004. This decrease is a primarily a result of lower cash balances and funding the NYU investment.

Consulting fees decreased by $11,000, or 64.7%, from $17,000 for the fiscal year ended March 31, 2003 to $6,000 for the fiscal year ended March 31, 2004. Consulting fees were higher in fiscal 2003 as a result of the engagement of a consultant to evaluate the prospects of the drug treatment protocols underlying the Development Company venture.

General and administrative expenses decreased by $25,345, or 4.5%, from $99,543 for the fiscal year ended March 31, 2003 to $95,055 for the fiscal year ended March 31, 2004. The higher amount of general and administrative expenses in the fiscal year ended March 31, 2003 is due primarily to increased professional fees related to the negotiation of the joint venture agreement with the Development Company, with the decrease in professional fees partially offset by an increase in transfer agent fees, annual meeting expenses and higher office rent and operations costs in 2004.

The following table summarizes the significant component of these expenses, and presents a comparison of such components for the fiscal years ended March 31, 2004 and March 31, 2003:

	For the Fiscal Year Ended March 31,	
	2004	**2003**
Executive compensation, management fees, salaries and employee benefits	$10,771	$ 11,116
Office rent and operations	18,068	15,921
Stock services, proxy, annual meeting and SEC report compliance	22,585	14,491
Professional fees (accounting & legal)	43,631	58,015
Total............................	$95,055	$ 99,543

As a result of the above items, the Company had a loss of $98,524 before provision for income taxes for the fiscal year ended March 31, 2004, as compared to a loss of $107,338 before provision for income taxes for the fiscal year ended March 31, 2003.

Income tax paid for the fiscal year ended March 31, 2004 was $124, as compared to no income tax paid for the fiscal year ended March 31, 2003.

Results of Operations for the Fiscal Year Ended March 31, 2003 as Compared to the Fiscal Year Ended March 31, 2002 (restated).

Interest and dividend income decreased by $30,022, or 76.5%, from $39,227 for the fiscal year ended March 31, 2002 to $9,205 for the fiscal year ended March 31, 2003. This decrease is a primarily a result of lower cash balances during the period due to the use of a significant amount of the Company's cash in the T3 Therapeutics joint venture and in the NYU Research Funding Agreement, as well as a result of lower rates of interest earned on cash and cash equivalents.

Consulting fees increased by $11,000, or 183%, from $6,000 for the fiscal year ended March 31, 2002 to $17,000 for the fiscal year ended March 31, 2003, as a result of the engagement of a consultant to evaluate the prospects of the drug treatment protocols underlying the Development Company venture. The consultant's fee was $11,000, and no further expenses relating to that consultant are expected to be incurred.

Expenses relating to the NYU Research Funding Agreement were $200,000 for the fiscal year ended March 31, 2002, with no expenses relating to that agreement for the fiscal year ended March 31, 2003. See "Item 1 – Business – Research Funding" for a description of the terms of the NYU Research Funding Agreement.

General and administrative expenses decreased by $25,345, or 20.3%, from $124,888 for the fiscal year ended March 31, 2002 to $99,543 for the fiscal year ended March 31, 2003. The higher amount of general and administrative expenses in the fiscal year ended March 31, 2002 is due primarily to increased professional fees related to the negotiation of the research funding arrangement with NYU and the letter of intent and joint venture agreement with the Development Company, as well as higher stock services, proxy, annual meeting and SEC report compliance costs.

The following table summarizes the significant component of these expenses, and presents a comparison of such components for the fiscal years ended March 31, 2003 and March 31, 2002:

	For the Fiscal Year Ended March 31,	
	2003	2002
Executive compensation, management fees, salaries and employee benefits	$ 11,116	$ 11,086
Office rent and operations	15,921	15,322
Stock services, proxy, annual meeting and SEC report compliance	14,491	19,010
Professional fees (accounting & legal)	58,015	79,470
Total	$ 99,543	$ 124,888

As a result of the above items, the Company had a loss of $107,338 before provision for income taxes for the fiscal year ended March 31, 2003, as compared to a loss of $291,661 before provision for income taxes for the fiscal year ended March 31, 2002.

No income tax was paid for the fiscal year ended March 31, 2003, as compared to income tax paid for the fiscal year ended March 31, 2002 of $449.

Liquidity and Capital Resources. At March 31, 2004, the Company had net working capital of $228,728, the major portion of which was in cash and money market funds. The Company believes it has sufficient capital resources to continue its current business. In the event the follow-on contribution of $750,000 in the Development Company is required to be made following preliminary FDA approval, the Company will need to raise additional funds to meet its obligation, either through borrowings or the issuance of additional equity interests in the Company.

The Company may require the use of its assets for a purchase or partial payment for an acquisition or in connection with another business opportunity. In addition, the Company may incur debt of an undetermined amount to effect an acquisition or in connection with another business opportunity. It may also issue its securities in connection with an acquisition or other business opportunity.

The Company does not have a formal arrangement with any bank or financial institution with respect to the availability of financing in the future.

Critical Accounting Policies and Estimates. Management's Discussion and Analysis of Financial Conditions and Results of Operations discusses, among other things, the Company's financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those relating to investments, liabilities and operating expenses. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Management believes the following critical account policy, among others, affect its more significant judgments and estimates used in the preparation of the financial statements.

Valuation of Other Investments: The Company reviews for impairment investments made in the Development Company on an on-going basis or whenever events or changes in circumstances indicate that the carrying amount of any asset may not be recoverable. In the event of impairment, the asset is written down to its fair market value.

"Safe harbor" statement under the Private Securities Litigation Reform Act of 1995

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 which reflect the Company's current views with respect to future events and financial performance. The words "believe," "expect," "anticipate," and similar expressions identify forward-looking statements. Investors should not rely on forward-looking statements because they are subject to a variety of risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed in any such forward-looking statements, including those mentioned below and those detailed from time to time in the Company's filings with the Securities and Exchange Commission. These factors include, but are not limited to:

- the ability to successfully complete development and commercialization of products, including the cost, timing, scope and results of pre-clinical and clinical testing;

- the ability to successfully complete product research and further development, including animal, pre-clinical and clinical studies;

- the ability of the developers to manage multiple late stage clinical trials for a variety of product candidates;

- significant uncertainties and requirements to attain government testing and sales approvals and licenses;

- the volume and profitability of product sales;

- changes in existing and potential relationships with financing, corporate or laboratory collaborators;

- the cost, delivery and quality of clinical and commercial grade materials supplied by contract manufacturers or laboratories;

- the timing, cost and uncertainty of obtaining regulatory approvals;

- the ability to obtain substantial additional funding or to enter into development or licensing arrangements with well-funded partners or licensees;

- the ability to attract manufacturing, sales, distribution and marketing partners and other strategic alliances;

- the ability to develop and commercialize products before competitors; and

- the dependence on certain founders and key management members of the developer, or physicians with expertise in the field.

Item 7A – Quantitative and Qualitative Disclosures About Market Risk.

As of March 31, 2004, the Company had cash and cash equivalents of $246,271 consisting of relatively liquid interest/dividend bearing money market investments. Decreases in interest rates over time will reduce the Company's interest income from short-term investments.

Item 8 - Financial Statements and Supplementary Data.

Annexed hereto starting on Page 19.

Item 9 - Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 9A – Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures. The Company's Chairman of the Board and President and Treasurer have evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-14(c) and 15d–14(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") as of a date within 90 days prior to the filing of this Annual Report (the "Evaluation Date"). Based upon such evaluation, such officers have concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to the Company required to be included in the Company's reports filed or submitted under the Exchange Act.

(b) Changes in Internal Controls. Since the Evaluation Date, there has not been any significant changes in the Company's internal controls or in other factors that would significantly affect such controls.

PART III

Item 10 - Directors and Executive Officers of the Registrant.

Set forth in the following table are the names and ages of all persons who were members of the Board of Directors of the Company at March 31, 2004, all positions and offices with the Company held by such persons, their business experience, the period during which they have served as members of the board of directors and other directorships held by them.

Directors/ Position in Company	Age	Director Since	Business Experience During Last Five Years	Other Directorships
Jack C. Brown Secretary	85	1959	Attorney at Law, Indianapolis, Indiana since 1945.	None
Joel M. Greenblatt Chairman of the Board	46	1993	Managing Partner of Gotham Capital III L.P. ("Gotham") and its predecessors since 1985. Gotham is a private investment partnership which owns securities, equity interests, distressed debt, trade claims and bonds, derivatives and options and warrants of issuers engaged in a variety of businesses.	None
Daniel L. Nir President and Treasurer	43	1993	Managing Partner of Gracie Capital, L.P. since December, 1998; Manager of Sargeant Capital Ventures, LLC since December 1997; Managing Partner of Gotham prior thereto.	None
Edward B. Grier III Vice President	46	1993	Limited Partner of Gracie Capital, L.P. since January 1999; Vice President of Gotham from 1992-1994 and a limited partner of Gotham from January 1, 1995 through December 31, 1998.	None

Directors of the Company are elected by a plurality of the votes cast at the Annual Meeting of Shareholders. Each Director's current term of office will expire at the next annual meeting of Shareholders or when a successor is duly elected and qualified. Executive officers of the Company are elected annually for a term of office expiring at the Board of Directors meeting immediately following the next succeeding Annual Meeting of Shareholders, or until their successors are duly elected and qualified.

While the Company does not have a formal audit committee, the Board of Directors has determined that Mr. Grier meets the requirements adopted by the Securities and Exchange Commission (the "SEC") for qualification as an "audit committee financial expert." Mr. Grier, as Vice President of the Company, is not "independent" of the Company as that term is used in the SEC's proxy rules.

Code of Ethics. The Board of Directors has adopted a Code of Ethics, as defined under the federal securities laws, that applies to all directors and officers of the Company. A copy of the Code of Ethics is being filed with this Annual Report on Form 10-K as Exhibit 14.

Compliance with Section 16(a) of the Exchange Act. Based solely on a review of Forms 3 and 4 and amendments thereto, furnished to the Company during the fiscal year ended March 31, 2004 and Forms 5 and amendments thereto furnished to the Company with respect to the fiscal year ended March 31, 2004, no director, officer or beneficial owner of more than 10% of the Company's equity securities failed to file on a timely basis reports required by Section 16(a) of the Exchange Act during the fiscal year ended March 31, 2004.

Item 11 - Executive Compensation.

Except as noted below, neither the Company's Chief Executive Officer nor any other executive officers of the Company (collectively the "Named Executives") received salary, bonus or other annual compensation for rendering services to the Company during the fiscal years ended March 31, 2004, 2003, and 2002.

During each of the three fiscal years ended March 31, 2004, 2003 and 2002, the Company paid to Jack C. Brown, Secretary and a Director, a monthly fee of $500 for administrative services that he renders to the Company. Such fee is on a month to month arrangement.

Summary Compensation Table. As permitted by Item 402 of Regulation S-K, the Summary Compensation Table has been omitted as there was no compensation awarded to, earned by or paid to any executive officer which is required to be reported in such Table for any fiscal year covered thereby. In addition, no transactions between the Company and a third party where the primary purpose of the transaction was to furnish compensation to any executive officer were entered into for any fiscal year covered thereby.

Option/SAR Grants in Fiscal Year Ended March 31, 2004. No options or stock appreciation rights were granted in the fiscal year ended March 31, 2004.

Aggregated Option/SAR Exercises in Fiscal Year Ended March 31, 2004 and Fiscal Year-End Option/SAR Values. The Company has a stock option plan originally adopted by the shareholders on June 12, 1978, and revised and approved by the shareholders on June 13, 1983, September 21, 1987 and August 28, 1992. The Company currently has one outstanding Stock Option Agreement entered into pursuant to the Plan. The options granted thereunder expire on September 21, 2007. No options were exercised during fiscal year 2004. The following table presents the value of unexercised options held by Jack C. Brown at fiscal year end. There are currently no outstanding stock appreciation rights.

			Number of Options/SARs at Fiscal Year End		Value of Unexercised in the Money Options/SARs at Fiscal Year End	
Name	(#) Shares Acquired on Exercise	($) Value Realized	(#) Exercisable	(#) Unexercisable	($) Exercisable	($) Unexercisable
Joel M. Greenblatt	0	0	0	0	0	0
Daniel L. Nir	0	0	0	0	0	0
Edward B. Grier, III	0	0	0	0	0	0
Jack C. Brown	0	0	15,000	0	0(1)	0

(1) Based on the closing sale price of $2.05 on March 26, 2004, the date closest to the fiscal year end on which a trade occurred. The options have an exercise price of $3.00 per share.

Long-Term Incentive Plans - Awards in Fiscal Year Ended March 31, 2004. Not applicable.

Compensation of Directors. The By-laws of the Company provide for Directors to receive a fee of $100 for each meeting of the Board of Directors which they attend plus reimbursement for reasonable travel expense. No fees were paid to Directors for meetings in fiscal year 2004.

As discussed above, during the fiscal year ended March 31, 2004, the Company paid Jack C. Brown, Secretary and a Director, a monthly fee of $500 for administrative services that he renders to the Company.

Compensation Committee Interlock and Insider Participation. The Board of Directors does not have any standing audit, nominating or compensation committees or any other committees performing similar functions. Therefore, there are no relationships or transactions involving members of the Compensation Committee during the fiscal year ended March 31, 2004 required to be reported pursuant to Item 402(j) of Regulation S-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The following table sets forth as of June 26, 2004 the beneficial share ownership of all beneficial owners of 5% or more of the Company's common stock, all directors and executive officers of the Company owning securities, and of all officers and directors as a group.

Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
The Windward Group, L.L.C. 100 Jericho Quadrangle Suite 212 Jericho, NY 11753	150,000 [1]	30.4%
Joel M. Greenblatt 100 Jericho Quadrangle Suite 212 Jericho, NY 11753	150,000 [2]	30.4%
Daniel L. Nir 100 Jericho Quadrangle Suite 212 Jericho, NY 11753	150,000 [2]	30.4%
Jack C. Brown 320 N. Meridian St. Suite 818 Indianapolis, IN 46204	20,456 [3]	5.00
Edward B. Grier III 100 Jericho Quadrangle Suite 212 Jericho, NY 11753	0	*

All directors and officers as a group (4 persons)	170,456	33.5

*Less than 1%

[1]Includes 100,000 shares subject to a currently exercisable Stock Warrant issued to the Windward Group L.L.C. pursuant to a Warrant Agreement dated September 24, 1986, and amended on July 6, 1992, August 28, 1992, September 15, 1997 and September 20, 2002.

[2]Includes 100,000 shares subject to a currently exercisable Stock Warrant issued to the Windward Group L.L.C. pursuant to a Warrant Agreement dated September 24, 1986, and amended on July 6, 1992, August 28, 1992, September 15, 1997 and September 20, 2002. Ownership of Mr. Nir and Mr. Greenblatt is indirect as a result of their membership interest in The Windward Group, L.L.C. Mr. Nir and Mr. Greenblatt disclaim individual beneficial ownership of any common stock of the Company.

[3]Includes 15,000 shares subject to currently exercisable stock options granted on June 11, 1983, as amended, and expiring on September 21, 2007, with a per share exercise price of $3.00.

No other person or group has reported that it is the beneficial owner of more than 5% of the outstanding common stock of the Company.

Item 13. Certain Relationships and Related Transactions.

On June 25, 2002, the Company entered into a joint venture agreement under which the Company provided development funding in an initial amount of $750,000 to a newly-formed private limited liability company, T3 Therapeutics, LLC (the "Development Company") in exchange for a 12.5% ownership interest in the Development Company. The agreement provides for a follow-on contribution of an additional $750,000 if certain preliminary FDA testing approvals are secured with a corresponding increase in the Company 's ownership stake to 25% of the Development Company. Edward B. Grier, Vice President and a Director of the Company, has agreed to serve as the Company's representative to the Development Company and has authority to act on the Company's behalf with respect to the business and affairs of the Development Company. Mr. Grier has been granted an option by the Development Company to purchase up to 25 Class B Units of the Development Company at a price per unit of $6,000. The strike price of the option was calculated based on the price per unit paid by the Company. Due to the nature of the investment and the uncertainties inherent in the development and commercialization of the treatment protocols by the Development Company, no meaningful value can be assigned to the option. The option was exercisable upon grant and expires, to the extent it has not been exercised or sooner terminated, on June 25, 2012. If Mr. Grier resigns voluntarily as the Company's representative or is removed by the Company from that position without cause, the option shall remain exercisable for a period of one year from the date of resignation or removal, and then shall terminate. If Mr. Grier ceases to be the Company's representative by reason of death or disability, the option shall remain exercisable for a period of six months following his death or disability, and then shall terminate. If Mr. Grier is removed as representative for cause, the option shall immediately terminate. In addition, at the time of the Company's investment, Mr. Grier purchased 25 Class A Units of the Development Company from existing unitholders for $150,000, or $6,000 per Class A Unit.

On September 20, 2002, the Stock Warrant held by Windward Group L.L.C. for the purchase of 100,000 shares of common stock at $3.00 per share, which was to expire on September 21, 2002, was extended by the Board of Directors for an additional five years, such that it now expires on September 21, 2007. Mr. Nir and Mr. Greenblatt have membership interests in the Windward Group, and therefore may be deemed to beneficially own the shares underlying the Stock Warrant. However, Mr. Nir and Mr. Greenblatt disclaim individual beneficial ownership of the shares underlying the Stock Warrant.

Item 14. Principal Accountant Fees and Services.

The independent auditor for the Company is the firm of Sallee & Company, Inc., which has been the accountants for the Company since its inception.

The following aggregate fees were billed to the Company for professional services rendered by its independent auditor for the fiscal years ended March 31, 2004 and 2003:

	2004	2003
Audit Fees:	$18,221	$16,300
Audit-Related Fees:	--	--
Tax Fees:	4,615	5,600
All Other Fees:	--	--

The Board of Directors, acting as Audit Committee, has not adopted pre-approval policies and procedures with respect to services provided by the independent auditor, as all services are approved by the Board prior to the services being provided.

PART IV

Item 15 - Exhibits, Financial Statement Schedules and Reports on Form 8-K.

(a) Financial Statements: Page No.

Financial Schedules:

None required.

Schedules other than those listed above are omitted for the reason that they are not required or not appropriate or the required information is shown in the financial statements or notes thereto.

(b) Reports on Form 8-K

None.

(c) Exhibits

(3) (i) Articles of Incorporation of The St. Lawrence Seaway Corporation, as amended. (Incorporated by reference to Exhibit (C) (3) (i) to the Annual Report of The St. Lawrence Seaway Corporation for the fiscal year ended March 31, 1991.)

(ii) By-Laws of The St. Lawrence Seaway Corporation (Incorporated by reference to Exhibit (C) (3) (ii) to the Annual Report of The St. Lawrence Seaway Corporation on Form 10-K for the fiscal year ended March 31, 1987.)

(10) (i) Stock Option Agreements, each dated September 21, 1987, between The St. Lawrence Seaway Corporation and each of Jack C. Brown, Philip I. Berman, and Albert Friedman. (Incorporated by reference to Exhibit (C) (10) (i) to the Annual Report of The St. Lawrence Seaway Corporation on Form 10K for the fiscal year ended March 31, 1988.)

(ii) Agreement, dated July 31, 1986 by and between The St. Lawrence Seaway Corporation and Bernard Zimmerman & Company, Inc. (Incorporated by reference to Exhibit 2 to the 10-Q of The St. Lawrence Seaway Corporation for the 6 months ended June 30, 1986.)

(iii) St. Clair Farm Property Option and Sale Agreement, dated March 31, 1992. (Incorporated by reference to the Exhibit (C) (10) (iii) to the Annual Report of The St. Lawrence Seaway Corporation on Form 10K for the fiscal year ended March 31, 1992.)

(iv) Airport Farm Property Option and Sale Agreement, dated March 25, 1993. (Incorporated by reference to Form 10-K for the Fiscal Year ended March 31, 1993 ("the 1993 10-K").

(v) Amendment No. 1 to Stock Option Agreement between The St. Lawrence Seaway Corporation and Jack C. Brown dated August 28, 1992. (Incorporated by reference to the 1993 10-K.))

(v)(a) Amendment to Stock Option Agreement dated September 15, 1997 -- (Incorporated by reference to Form 10-K for the fiscal year ended March 31, 1998 (the "1998 10-K."))

(v)(b) Amendment to Stock Option Agreement dated September 20, 2002 (Incorporated by reference to Exhibit 10(v)(b) to the Form 10-K for the fiscal year ended March 31, 2003).

(vi) Amendment No. 1 to Stock Option Agreement between The St. Lawrence Seaway Corporation and Albert Friedman dated August 28, 1992. (Incorporated by reference to the 1993 10-K.)

(vii) Amendment No. 1 to the Warrant issued to Bernard Zimmerman & Co. Inc. dated August 28, 1992. (Incorporated by reference to the 1993 10-K).

(vii)(a) Amendment No. 2 to Common Stock Purchase Warrant, dated September 15, 1997 -- (Incorporated by reference to the 1998 10-K.)

(vii)(b) Amendment No. 3 to Common Stock Purchase Warrant, dated September 20, 2002. (Incorporated by reference to Exhibit 10(vii)(b) to the Form 10-K for the fiscal year ended March 31, 2003)

(viii) Stock Option Agreement, dated August 28, 1992 between The St. Lawrence Seaway Corporation and Wayne J. Zimmerman. (Incorporated by reference to the 1993 10-K.)

(ix) Stock Sale Agreement, dated June 24, 1993 between Bernard Zimmerman & Co., Inc. and Industrial Development Partners. (Incorporated by reference to Exhibit 7(a) to Current Report on Form 8-K dated September 30, 1993).

(x) Assignment and Assumption Agreement dated as of July 30, 1993. (Incorporated by reference to Exhibit 7(b) to Current Report on Form 8-K dated September 30, 1993.)

(xi) Agreement dated as of January 24, 2002 by and between New York University and St. Lawrence Seaway Corporation (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed February 8, 2002).

(xii) Limited Liability Agreement of T3 Therapeutics, LLC dated as of June 25, 2002 (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed June 27, 2002).

(14) Code of Ethics

(31.1) Certification by Principal Executive Officer Pursuant to Rule 13a-14(a)

(31.2) Certification by Principal Financial Officer Pursuant to Rule 13a-14(a)

(32.1) Certification by Chief Executive Officer Pursuant to 18 U.S.C. Section 1350

(32.2) Certification by Chief Financial Officer Pursuant to 18 U.S.C. Section 1350

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ST. LAWRENCE SEAWAY CORPORATION

By:/s/ Daniel L. Nir
Daniel L. Nir
President, Treasurer and Director

Date: June 29, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons (who included a majority of the Board of Directors) on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ Daniel L. Nir Daniel L. Nir (Principal Financial and Accounting Officer)	President, Treasurer and Director	June 29, 2004
/s/ Joel M. Greenblatt Joel M. Greenblatt (Principal Executive Officer)	Chairman of the Board, and Director	June 29, 2004
/s/ Jack C. Brown Jack C. Brown	Secretary and Director	June 29, 2004
/s/ Edward B. Grier III Edward B. Grier III	Director	June 29, 2004

SALLEE & COMPANY, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
The St. Lawrence Seaway Corporation
Indianapolis, Indiana

Report of Independent Auditors

We have audited the accompanying balance sheets of **The St. Lawrence Seaway Corporation** as of March 31, 2004 and 2003, and the related statements of income, shareholders equity, and cash flows for each of the three years in the period ended March 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **The St. Lawrence Seaway Corporation** as of March 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

June 14, 2004

/s/ Sallee & Company, Inc.

1509 J STREET, P.O. BOX 1148, BEDFORD, INDIANA 47421, 812-275-4444 (FAX) 812-275-3300

THE ST. LAWRENCE SEAWAY CORPORATION
BALANCE SHEETS
MARCH 31, 2004 AND 2003 (RESTATED)

	2004	2003 (Restated)
ASSETS		
Current assets:		
Cash and cash equivalents	$ 246,271	$ 454,754
Interest and other receivables	31	124
Total current assets	246,302	454,878
Other investments – Note 6	750,000	750,000
Total assets	$ 996,302	$ 1,204,878
LIABILITIES AND SHAREHOLDERS'EQUITY		
Current liabilities:		
Accounts payable & other	$ 17,574	$ 27,475
Investment funding payable	--	100,000
Total current liabilities	17,574	127,475
Total liabilities	17,574	127,475
Shareholders' equity:		
Common stock, par value $1 4,000,000 authorized, 393,735 issued and outstanding at the respective dates	393,735	393,735
Additional paid-in capital	377,252	377,252
Retained earnings	207,768	306,416
Total shareholders' equity	978,755	1,077,403
Total Liabilities and Shareholders' Equity	$ 996,302	$ 1,204,878

The accompanying notes are an integral part of these financial statements.

THE ST. LAWRENCE SEAWAY CORPORATION
STATEMENTS OF INCOME
YEARS ENDED MARCH 31, 2004, 2003 AND 2002 (RESTATED)

	YEARS ENDED MARCH 31,		
	2004	**2003**	**2002 (Restated)**
Revenues:			
Interest and dividends	$ 2,531	$ 9,205	$ 39,227
Total revenues	2,531	9,205	39,227
Operating costs and expenses:			
Research Investment-NYU	--	--	200,000
Consulting fees-Note 3	6,000	17,000	6,000
General and administrative expenses	95,055	99,543	124,888
Total operating expenses	101,055	116,543	330,888
Income (loss) before income taxes	(98,524)	(107,338)	(291,661)
Income taxes/(tax benefit)	124	--	449
Net income (loss)	$ (98,648)	$ (107,338)	$ (292,110)
Per Share Data:			
Weighted average number of common shares outstanding	393,735	393,735	393,735
Basic earnings per common and common equivalent shares	$ (0.25)	$ (0.27)	$ (0.74)

The accompanying notes are an integral part of these financial statements.

THE ST. LAWRENCE SEAWAY CORPORATION
STATEMENT OF SHAREHOLDERS' EQUITY
YEARS ENDED MARCH 31, 2004, 2003 AND 2002 (RESTATED)

	Common Stock	Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings
Balances at March 31, 2001	$393,735	$377,252	--	$705,864
Net loss for 2002 (Restated)				(292,110)
Balances at March 31, 2002 (Restated)	393,735	377,252	--	413,754
Net loss for 2003				(107,338)
Balances at March 31, 2003 (Restated)	393,735	377,252	--	306,416
Net loss for 2004				(98,648)
Balances at March 31, 2004	$393,735	$377,252	--	$ 207,768

The accompanying notes are an integral part of these financial statements.

THE ST. LAWRENCE SEAWAY CORPORATION
STATEMENTS OF CASH FLOW
YEARS ENDED MARCH 31, 2004, 2003 AND 2002 (RESTATED)

	YEARS ENDED MARCH 31,		
	2004	2003	2002 (Restated)
Cash flows from operating activities:			
Net income (loss)	$(98,648)	$(107,338)	$ (292,110)
Adjustments to reconcile net income to net cash from operating activities:			
(Increase) decrease in current assets:			
Other receivables	93	40,673	(37,764)
Prepaid items	--	--	9,649
(Decrease) increase in current liabilities:			
Accounts payable and other	(9,928)	(12,998)	125,632
Other liabilities	(100,000)	--	--
Net cash from operating activities	(208,483)	(79,663)	(194,593)
Cash flows from investing activities:			
Research investment	--	(750,000)	--
Net cash from investing activities	--	(750,000)	--
Cash flows from financing activities:			
Research investment funding	--	(75,000)	75,000
Net cash from financing activities	--	(75,000)	75,000
Net decrease in cash and cash equivalents	(208,483)	(904,663)	(119,593)
Cash and cash equivalents, beginning	454,754	1,359,417	1,479,010
Cash and cash equivalents, ending	$ 246,271	$ 454,754	$1,359,417
Supplemental disclosures of cash flow information:			
Cash paid for income taxes	$ 124	$ 449	$ --
Cash paid for interest expenses	--	--	--

The accompanying notes are an integral part of these financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accompanying policies observed in the preparation of the financial statements for The St. Lawrence Seaway Corporation (the "Company").

BASIS OF PRESENTATION:

The accounts are maintained on the accrual method of accounting in accordance with generally accepted accounting principles for financial statement purposes. Under this method, revenue is recognized when earned and expenses are recognized when incurred.

EARNINGS PER SHARE:

Basic and diluted earnings per share is calculated in accordance with FASB Statement No. 128 "Earnings Per Share" ("SFAS 128"). In accordance with the provisions for this statement, basic earnings per share is computed based on the weighted average number of common shares outstanding during the period and excludes any potential dilution. Diluted earnings per share reflects potential dilution from the exercise of options or warrants into common shares. Due to the antidilutive nature of the Company's current stock option and warrant issued, no diluted earnings per share is presented in these financial statements. The adoption of this statement had no effect on previously reported earnings per share data.

INCOME TAXES:

Income taxes are provided for using the liability method, under which deferred tax assets and liabilities are recorded based on differences between the financial accounting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured based on the currently enacted tax rate expected to apply to taxable income in the period in which the deferred tax asset or liability is expected to be settled or realized. No material deferred tax benefits or liabilities exist as of the dates of the balance sheets.

RECLASSIFICATION:

The 2003 and 2002 financial statements have been reclassified, where necessary, to conform to the presentation of the 2004 financial statements.

CASH FLOWS:

For purposes of reporting cash flows, cash and cash equivalents include all cash in banks and cash accumulation funds.

DEPRECIATION:

Property and equipment, consisting of small office equipment, has been fully depreciated. Depreciation was computed using the straight-line method over a five-year estimated useful life. Expenditures for maintenance and repairs that do not extend useful lives are charged to income as incurred.

USE OF ESTIMATES:

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RESTATEMENT:

The Company restated its financial statements for the year ended March 31, 2003, and for the first three quarters of fiscal 2004, as it has determined that the Research Funding Agreement with the New York University School of Medicine, originally accounted for as an investment, should be treated as research and development costs and expensed accordingly, pursuant to paragraph 12 of SFAS No. 2, "Accounting for Research and Development Costs." Therefore, a $200,000 charge has been included in the statements of income for the year ended March 31, 2002. The impact of the restatement for the year ended March 31, 2002 resulted in a decrease in net income (loss) of $200,000 or $0.51 per share. On the March 31, 2003 balance sheet, the restatement had the effect of reducing other investments by $200,000, with a corresponding $200,000 decrease in retained earnings.

NOTE 2. SHAREHOLDERS' EQUITY

The Company has a common stock warrant outstanding for the purchase of 100,000 shares of common stock at $3.00 per share. The warrant was originally issued in connection with the sale by the Company of 50,000 shares of common stock during 1986 to Bernard Zimmerman & Co. Inc. The warrant and common stock were subsequently sold and transferred to The Windward Group, L.L.C. (formerly Industrial Development Partners), pursuant to an agreement dated September 30, 1993. The warrant expires on September 21, 2007.

The Company has a stock option plan originally adopted by the shareholders on June 12, 1978, and revised and approved by the shareholders on June 13, 1983, September 21, 1987 and August 28, 1992. The Company currently has one outstanding Stock Option Agreement entered into pursuant to the Plan. On September 20, 2002, the options originally granted to Jack C. Brown on June 18, 1983 were amended by extending the expiration date thereof from September 21, 2002 to September 21, 2007. No options were granted in the fiscal years ended March 31, 2004 and 2003. The following table presents the value of unexercised options held by Jack C. Brown at fiscal year end. There are currently no outstanding stock appreciation rights.

			Number of Options/SARs at Fiscal Year End		Value of Unexercised in the Money Options/SARs at Fiscal Year End	
Name	(#) Shares Acquired on Exercise	($) Value Realized	(#) Exercisable	(#) Unexercisable	($) Exercisable	($) Unexercisable
Jack C. Brown	0	0	15,000	0	0[(1)]	0

[(1)] Based on the closing sale price of $2.05 on March 26, 2004, the date closest to the fiscal year end on which a trade occurred. The options have an exercise price of $3.00 per share.

The Company has 4,000,000 authorized $1 par value common shares. As of March 31, 2004 and 2003, there were 393,735 common shares issued and outstanding.

NOTE 3. RELATED PARTIES

During the fiscal years ending March 31, 2004, 2003 and 2002, the Company paid to Jack C. Brown, Secretary and a Director, an annual administrative fee of $6,000, which was paid monthly in the amount of $500.

NOTE 4. INCOME TAXES

At March 31, 2004, the Company had approximately $500,000 in loss carryforwards. If not used, these carryforwards will begin to expire in 2012. No tax benefits have been recognized in these financial statements. Provisions for any deferred federal and state tax liabilities are immaterial to these financial statements.

NOTE 5. STOCK PURCHASE AND DIVIDEND

On March 19, 1997, the Board of Directors of the Company declared a dividend distribution of 514,191 shares of common stock, $.01 par value (the "Shares") of Paragon Acquisition Company, Inc. ("Paragon"), and 514,191 non-transferable rights (the "Subscription Right") to purchase two (2) additional Shares of Paragon. Paragon's business purpose is to seek to acquire or merge with an operating business, and thereafter to operate as a publicly-traded company. St. Lawrence purchased the Paragon shares on March 6, 1997, for $5,141, or $.01 per share, and distributed one Paragon share and one subscription right for each share of St. Lawrence Common Stock owned or subject to exercisable options and warrants as of March 21, 1997 (the "Record Date"). Neither St. Lawrence nor Paragon received any cash or other proceeds from the distribution, and St. Lawrence stockholders did not make any payment for the share and subscription rights. The distribution to St. Lawrence stockholders was made by St. Lawrence for the purpose of providing St. Lawrence stockholders with an equity interest in Paragon without such stockholders being required to contribute any cash or other capital in exchange for such equity interest.

Paragon is an independent publicly-owned corporation. However, because Paragon did not have a specific operating business at the time of the distribution, the distribution of the shares was conducted in accordance with Rule 419 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). As a result, the shares, subscription rights, and any shares issuable upon exercise of subscription rights, are being held in escrow and are non-transferable by the holder thereof until after the completion of a business combination with an operating company. While held in escrow, the shares may not be traded or transferred, and the net proceeds from the exercise of subscription rights will remain in escrow subject to release upon consummation of a business combination. There is no current public trading market for the shares and none is expected to develop, if at all, until after the consummation of a business combination and the release of shares from escrow.

On June 1, 2001, Paragon notified the Board of Directors of St. Lawrence that the Paragon Board had determined that due to the lack of suitable business contributions available to Paragon, Paragon would be liquidated and dissolved. All outstanding shares thereof (including all escrowed shares) were cancelled effective on June 29, 2001.

NOTE 6. RESEARCH INVESTMENTS

The Company entered into a Research Funding Agreement with New York University School of Medicine, New York, New York, under which the Company provided funding for the further development of certain NYU medical discoveries and technology, in return for which the Company is entitled to receive license fees from the future commercial uses of such discoveries. Such technology is subject to pending NYU patent applications and generally relates to treatment of certain prostate enlargements and prostate cancers. Under the Research Funding Agreement, the Company agreed to provide research funding of $25,000 for each of eight calendar quarters, in exchange for which the Company is entitled to receive 1.5% of future license revenues from the sale, license or other commercialization of the patents. The first payment was made in connection with the execution of the Research Funding Agreement in January 2002. The Company had the option to provide additional funds for up to three additional years of development, in exchange for which the Company's share of license revenue from the patents would increase to a maximum of 3.75%. The Company did not exercise this option. Development and commercialization of the patents is highly speculative and subject to numerous scientific, financial, practical and commercial uncertainties. There can be no assurances that the Company will receive any license revenues as a result of its investment.

The Company entered into a joint venture agreement as of June 25, 2002 under which it has provided development funding to a newly-formed private limited liability company, T3 Therapeutics, LLC (the "Development Company"), for specified drug treatment protocols for thyroid and cardiovascular disease, in exchange for an equity interest in the Development Company. Such treatments are in early stage development and involve the use of novel formulations of hormones, delivered in controlled release formulations. Funding provided by the Company is being used for the purpose of financing development of new formulations of such hormones, and to conduct animal and human clinical trials. Research has been initiated by the Development Company, which has been founded by physicians at a major metropolitan New York City area hospital. Under the agreement, the Company acquired, subject to adjustment, a 12.5% ownership stake in the Development Company, in exchange for providing development funding of $750,000, for use over an approximately two-year period. The agreement provides for a follow-on investment of an additional $750,000 if certain preliminary FDA testing approvals are secured, with a corresponding increase in the Company's ownership stake to 25% of the Development Company. If the product is licensed by Development Company to a pharmaceutical partner, the Company is entitled to a portion of Development Company's resulting royalties and progress payments. The amount of ownership to be received by the Company is subject to adjustment, based upon (i) ownership and license arrangements that the Development Company makes with laboratories that provide research and formulation expertise and products, (ii) development or licensing transactions or (iii) other sources of financing. The Company loaned the Development Company $40,000 in connection with entering into the letter of intent relating to the joint venture agreement; the $40,000 note was cancelled and was credited toward the Company's initial $750,000 contribution. Development and commercialization of the treatment protocols is highly speculative and subject to numerous scientific, practical, financial and commercial uncertainties.

CODE OF ETHICS

The Chairman of the Board, President and Treasurer, Vice President and Secretary, and all future senior financial executives of the St. Lawrence Seaway Corporation (the "Company") will:

Act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships.

Be responsible for full, fair, accurate, timely, and understandable disclosure in the periodic reports required to be filed by the Company with the Securities and Exchange Commission and in other public communications made by the Company.

Comply with applicable laws, rules and regulations of federal, state, provincial and local governments, and other appropriate private and public regulatory agencies.

Act in good faith, responsibility, with due care, competence and diligence, without misrepresenting material facts or allowing one's independent judgment to be subordinated.

Respect the confidentiality of information acquired in the course of one's work except when authorized or otherwise legally obligated to disclose. Confidential information acquired in the course of one's work will not be used for personal advantage.

Share knowledge and maintain skills important and relevant to constituents' needs.

Proactively promote ethical behavior as a responsible partner among peers, in the work environment and the community.

Achieve responsible use of and control over all assets and resources employed or entrusted.

Promptly report known or suspected violations of this Code to the Board of Directors of the Company.

Be accountable for adhering to this Code.

Exhibit 31.1

CERTIFICATION

I, Joel M. Greenblatt, certify that:

1. I have reviewed this annual report on Form 10-K of The St. Lawrence Seaway Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial data; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: June 29, 2004

By: /s/ Joel M. Greenblatt
Joel M. Greenblatt
Chairman of the Board

Exhibit 31.2

CERTIFICATION

I, Daniel L. Nir, certify that:

1. I have reviewed this annual report on Form 10-K of The St. Lawrence Seaway Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial data; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: June 29, 2004

By: /s/ Daniel L. Nir
Daniel L. Nir
President and Treasurer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of The St. Lawrence Seaway Corporation (the "Company") on Form 10-K for the year ended March 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Joel M. Greenblatt, Chairman of the Board of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Joel M. Greenblatt
Joel M. Greenblatt
Chairman of the Board
June 29, 2004

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of The St. Lawrence Seaway Corporation (the "Company") on Form 10-K for the year ended March 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Daniel L. Nir, President and Treasurer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Daniel L. Nir
Daniel L. Nir
President and Treasurer
June 29, 2004

1336622.3

THE ST. LAWRENCE SEAWAY CORPORATION

BOARD OF DIRECTORS

Joel M. Greenblatt
Chairman of the Board
St. Lawrence Seaway Corporation
Managing Partner
Gotham Capital
Jericho, NY

Jack C. Brown
Secretary
St. Lawrence Seaway Corporation
Attorney at Law
Indianapolis, IN

Daniel L. Nir
President and Treasurer
St. Lawrence Seaway Corporation
Managing Partner
Gracie Capital L.L.C.
New York, NY

Edward B. Grier III
Vice President and Partner
Gracie Capital, L.L.C.
New York, NY

OFFICERS

Joel M. Greenblatt
Chairman of the Board

Daniel L. Nir
President and Treasurer

Jack C. Brown
Secretary

Edward B. Grier III
Vice President

COUNSEL

Nutter McClennen & Fish LLP
Boston, Massachusetts

AUDITORS

Sallee & Company, Inc.
Bedford, Indiana

TRANSFER AGENT AND REGISTRAR
Continental Stock Transfer & Trust Co,
New York, New York

EXECUTIVE OFFICE

320 N. Meridian Street
Suite 818
Indianapolis, Indiana 46204
Telephone (317) 639-5292